Exhibit 99.3

Return on Equity and Assets Ratios

	Q2 2025	Q1 2025	Six months ended April 30, 2025	For the Year-Ended October 2024
Return on Assets	0.76%	0.85%	0.81%	0.77%
Return on Equity	14.2%	16.8%	15.5%	14.4%
Dividend Payout Ratio	49%	42%	45%	50%